Exhibit 99.1

Carlyle Credit Income Fund

Vertical Capital Income Fund Announces Appointment of Carlyle as Investment Manager and Rebrand to Carlyle Credit Income Fund

•	Company Changes Investment Mandate to Focus on Investing in CLOs

•	Will Trade Under New Stock Ticker ‘CCIF’

•	Carlyle Completes Previously-Announced $10 Million One-Time Payment to Company Shareholders of Record

•	Carlyle Will Launch $25 Million Tender Offer for Company Shares on July 18, 2023

•	Company Board of Trustees Declares July Dividend of $0.0551

NEW YORK, July 17, 2023 /PRNewswire/ — Vertical Capital Income Fund (NYSE: VCIF) (‘‘VCIF” or the “Company”) today announced that it has changed its corporate name from VCIF to Carlyle Credit Income Fund (“CCIF”) in connection with the closing of the previously announced transaction with global investment firm, Carlyle (NYSE: CG), and will begin trading under its new corporate name effective tomorrow. The Company will trade under the New York Stock Exchange ticker symbol CCIF, effective before the market opens on July 27, 2023. As part of the transaction closing, the Company will now focus on investing in equity and debt tranches of collateralized loan obligations (“CLOs”) in order to drive potential shareholder value.

In addition, Carlyle Global Credit Investment Management L.L.C., an affiliate of Carlyle (together with their affiliates, “Carlyle”), was appointed as CCIF’s external investment adviser, replacing Oakline Advisors, LLC, after shareholders voted to approve, among other things, a new investment advisory agreement between the Company and Carlyle at a special shareholder meeting held on June 15, 2023. The special shareholder meeting voting results were reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2023.

Carlyle has been investing in the credit markets for more than 20 years and is currently one of the world’s largest CLO managers. Carlyle’s seasoned team of investment professionals have extensive experience investing in, managing, and structuring CLOs. In addition, CCIF is able to leverage the broad resources of Carlyle, including the 20+ research analysts who support the firm. Carlyle currently has more than $150 billion in credit assets under management across a broad range of strategies, including liquid credit, private credit, and real assets credit.

“CLOs have a multi-decade track record of performing throughout various credit cycles and generating attractive total returns,” said Lauren Basmadjian, newly appointed Chief Executive Officer of CCIF. “This is an exciting time in the credit markets, and we are ready to capitalize on the opportunities CLOs offer on behalf of CCIF’s investors.”

As previously announced, Carlyle has made a special one-time payment to CCIF shareholders of $10,000,000, or approximately $0.96 per share. The one-time payment was made to Company shareholders of record as of the close of business on July 14, 2023.

In addition, Carlyle has made a $40 million equity commitment to CCIF, creating increased alignment between Carlyle and Company shareholders. Carlyle will launch a tender offer on July 18, 2023 for the purchase of up to $25,000,000 of CCIF shares. This is intended to provide CCIF shareholders with increased liquidity after the transaction closed. Carlyle will also make an

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investment in CCIF of at least $15,000,000 in newly issued shares and private share purchases. More information can be found in the Company’s January 12, 2023 press release announcing its definitive transaction agreement with Carlyle, and the Company’s definitive proxy statement dated May 22, 2023.

On July 17, 2023, the Company Board of Trustees declared a monthly common dividend of $0.0551, which is payable on July 31, 2023 to Company shareholders of record as of July 25, 2023. The monthly dividend represents an annualized yield of 8.0% based on $8.27 net asset value as of the closing of the transaction.

CCIF has launched a new website at www.carlylecreditincomefund.com, where more information about the Company and new management team can be found.

The tender offer described in this release has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Carlyle will file with the SEC a tender offer statement on Schedule TO. Investors and security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by CCIF with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge at www.carlyle.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all of the security holders free of charge at www.carlylecreditincomefund.com.

This release contains forward-looking statements relating to the business and financial outlook of CCIF that are based on CCIF’s current expectations, estimates, forecasts and projections and are not guarantees of future performance. There is no assurance that CCIF will achieve its investment objective. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release.

About Carlyle Credit Income Fund

Carlyle Credit Income Fund (NYSE: CCIF) is an externally managed closed-end fund focused on investing in primarily equity and junior debt tranches of collateralized loan obligations (“CLOs”). The CLOs are collateralized by a portfolio consisting primarily of U.S. senior secured loans with a large number of distinct underlying borrowers across various industry sectors. With Carlyle (NYSE: CG) as its investment adviser, CCIF draws upon the significant scale and resources of Carlyle as one of the world’s largest CLO managers. For more information visit www.carlylecreditincomefund.com.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $381 billion of assets under management as of March 31, 2023, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,200 people in 29 offices across five continents. Further information is available at www.carlyle.com. Follow Carlyle on Twitter @OneCarlyle.

SOURCE Carlyle Credit Income Fund

For further information: Investor Relations: investorrelations@carlylecreditincomefund.com; Media: Kristen Greco, Corporate Communications, Carlyle, Kristen.greco@carlyle.com

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